As filed with the Securities and Exchange Commission on April 1, 2009

1940 Act File No. 811-07603

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

[   ]

Merger

[X]

Liquidation

[   ]

Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1

through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]

Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund:

Mellon Institutional Funds Master Portfolio

3.

Securities and Exchange Commission File No.:  811-07603

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[   ]      Initial Application                         [X]      Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State,

Zip Code):

BNY Mellon Financial Center, One Boston Place, Boston, Massachusetts 02108

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Christopher P. Harvey, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, (617) 526-6532

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Steven M. Anderson, BNY Mellon Financial Center, One Boston Place, Boston, Massachusetts 02108 (800) 221-4795

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rule 31a-1 and 31a-2 for the periods specified in those rules.

8.

Classification of fund (check only one):

[X]     Management company;

[   ]      Unit investment trust; or

[   ]      Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[X]      Open-end          [   ]     Closed-end

10.

State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

New York

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment advisers:

The Boston Company Asset Management, LLC

BNY Mellon Financial Center

One Boston Place

Boston, Massachusetts 02108

Standish Mellon Asset Management Company LLC

BNY Mellon Financial Center

One Boston Place

Boston, Massachusetts 02108

12.          Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Mellon Institutional Funds Master Portfolio has no principal underwriter.

13.

If the fund is a unit investment trust (“UIT”) provide:

(a)      Depositor’s name(s) and address(es):

(b)      Trustee’s name(s) and address(es):

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ]      Yes               [X]     No

If Yes, for each UIT state:

Name(s):

File No.:  811-______

Business Address:

15.

(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or

Abandonment of Registration?

[X]      Yes              [   ]      No

If Yes, state the date on which the board vote took place: June 22, 2007

If No, explain:

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or

Abandonment of Registration?

[   ]      Yes              [X]      No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Applicant is comprised of nine investment series (each, a “Master Fund”), in which a corresponding series of Mellon Institutional Funds Investment Trust (now “Dreyfus Investment Funds,” 811-04813) (each, a “Former Feeder Fund”) had previously invested all of its assets that constituted “investment securities,” as that term is used in Section 12(d)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”). In connection with a series of “de-spoking” transactions approved by the Board of Trustees responsible for the Former Feeder Funds, each Former Feeder Fund redeemed all of its interest in the relevant Master Fund, thus triggering the liquidation of the Applicant. Because each Former Feeder Fund was the sole shareholder of the relevant Master Fund, following these redemptions, no Master Fund had any remaining assets or shareholders. There being no remaining shareholders of the Master Funds, the Board of Trustees approved the termination of the existence of the Applicant and the termination of its registration with the Commission under the 1940 Act.

The Applicant understands that the Former Feeder Funds effected the de-spoking transactions without approval of their shareholders in reliance upon previous no-action guidance of the Staff of the Commission applicable to such transactions. See, e.g., Eaton Vance Special Investment Trust (SEC no-act., avail. March 30, 2004).

II.

Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]      Yes               [   ]     No

(a)

If Yes, list the date(s) on which the fund made those distributions:

September 19, 2007 and October 25, 2007

(b)

Were the distributions made on the basis of net assets?

[X]      Yes      [   ]     No

(c)

Were the distributions made pro rata based on share ownership?

[X]      Yes      [   ]     No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s)

used and explain how it was calculated:

(e)

Liquidations only:

Were any distributions to shareholders made in kind?

[X]      Yes      [   ]     No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

100%.

See the response to Item I.15(b) above regarding the master-feeder structure of the Applicant.  As noted in that response, in a series of “de-spoking” transactions approved by the Board of Trustees responsible for the Former Feeder Funds, as of the last day of each Former Feeder Fund’s current fiscal year (September 19, 2007 for five of the Former Feeder Funds, and October 25, 2007 for four of the Former Feeder Funds) each Former Feeder Fund redeemed its entire interest in it corresponding Master Fund that was wholly owned by it.  Thereupon, each Former Feeder Fund ceased to operate as a feeder in a master-feeder structure.  The proceeds of these redemptions were paid both in cash and in kind.

In making such distributions, the Applicant was mindful of the Commission’s no-action guidance on 1940 Act Section 17(a) issues relating to redemptions in kind by a fund of portfolio securities to affiliated persons of the fund or its investment adviser in the context of master-feeder structures. See, e.g., Signature Financial Group, Inc. (SEC no-act., avail. December 28, 1999) (“Signature”). This guidance, however, assumes that, at the time of redemption in kind, the master fund has multiple shareholders and that there may be conflicts of interest inherent in the distribution of assets in kind to shareholders that are affiliated persons. At the time of each of the redemptions in kind effected by the Applicant in connection with the “de-spoking” transactions, however, each Former Feeder Fund was the sole shareholder of the relevant Master Fund. While the redemptions in kind were effected in a manner that satisfied the conditions of Signature, the exemption from Section 17(a) afforded by 1940 Act Rule 17a-3 could also be considered to apply to each of these transactions.

17.

Closed-end funds only:

Has the fund issued senior securities?

[   ]      Yes      [   ]     No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.

Has the fund distributed all of its assets to the fund’s shareholders?

[X]      Yes      [   ]     No

If No,

(a)

How many shareholders does the fund have as of the date this form is filed?

(b)

Describe the relationship of each remaining shareholder to the fund:

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ]      Yes      [X]     No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.

Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed? (See question 18 above)

[   ]      Yes      [X]     No

 If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities?

[   ]      Yes      [   ]     No

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ]      Yes      [X]     No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

IV.

Information About Events(s) Leading to Request For Deregistration

22.

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)      Legal expenses: $0

(ii)     Accounting expenses: $0

(iii)    Other expenses (list and identify separately): $0

(iv)     Total expenses (sum of lines (i)-(iii) above): $0

(b)

How were those expenses allocated?

Not applicable.

(c)

Who paid those expenses?

Not applicable.

(d)

How did the fund pay for unamortized expenses (if any)?  Not applicable.

23.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ]      Yes      [X]     No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative proceeding?

[   ]      Yes      [X]     No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ]      Yes      [X]     No

If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.

(a)

State the name of the fund surviving the Merger:

(b)

State the Investment Company Act file number of the fund surviving the Merger:

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mellon Institutional Funds Master Portfolio, (ii) he is the Vice President and Treasurer of Mellon Institutional Funds Master Portfolio, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ STEVEN M. ANDERSON

Steven M. Anderson